FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                  For the month of August, 2004 (Report No. 2)

                        Commission File Number: 0-29742


                                 RETALIX LIMITED

                        (FORMERLY POINT OF SALE LIMITED)
                 (Translation of registrant's name into English)


                    10 ZARHIN STREET, RA'ANANA 43000, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Notice to the shareholders published in various Israeli and US newspapers:
NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS OF THE COMPANY. Dated August 25, 2004.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Retalix Limited
                                                 (Registrant)

Date: August 25, 2004.                           By: /s/ Guy Geri
                                                 ----------------
                                                 Guy Geri, Controller

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                                  EXHIBIT INDEX



Exhibit Number       Description of Exhibit

10.1 Notice to the shareholders published in various Israeli and US newspapers: NOTICE OF ANNUAL MEETING OF
                     THE SHAREHOLDERS OF THE COMPANY.
                     Dated August 25, 2004.